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                                            Filed by Oplink Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                    Subject Company: Oplink Communications, Inc.
                                                   Commission File No. 333-85906


                   Oplink Communications Quarterly Conference
                Moderator: Bruce Horn, Fred Fromm & Erika Abrams
                        April 23, 2002, 2:00 P.M. Pacific

Conference
Coordinator:      Good afternoon, ladies and gentlemen, and thank you for
                  standing by. Welcome to the Oplink Communications Quarterly conference call. At this time, all participants are in a listen only mode. Following the formal presentation, instructions will be given for the question and answer session. If anyone needs assistance during the conference, please press the star followed by the 0. As a reminder, this conference is being recorded Tuesday, April 23, 2002. I would now like to turn the conference over to Miss Erika Abrams.
                  Please go ahead ma'am.

Erika Abrams:     Thank you. Good afternoon, ladies and gentlemen, and thank you for joining us on today's conference call to discuss Oplink's third quarter 2002 results. Please note that this call is being web cast and will be also available via replay by accessing our investor relations page at oplink.com. Joining me on the call today are Fred Fromm, President and CEO, and Bruce Horn, CFO.

                  Before we get started, I would like to remind you that the following discussion contains forward-looking statements that involve risks and uncertainties and that our actual results may vary materially from those discussed here. Additional information concerning factors that could cause actual results to differ from forward-looking statements can be found in our periodic filings with the SEC, including Form 10-K, filed for the fiscal year ended June 30th 2001 and Form 10-Q filed on February 13th 2002. In addition, in connection with Oplink's proposed merger with Avanex Corporation, Avanex has filed a registration statement on Form F-4, which contains additional information about the merger, including additional risk factors and interests of Oplink's directors and executive officers in the merger, and now I will turn the call over to Fred Fromm, President and CEO of Oplink. Fred.

Fred Fromm:       Thank you, Erika, and thanks to all of you for joining us
                  today as we discuss our results for the third quarter of fiscal year 2002. As most of

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                  you know, this has been an eventful quarter for Oplink with our recently announced proposed merger with Avanex. On the call today, I will briefly review Oplink's performance for the third quarter and then ask Bruce to give us a more detailed financial review. Following that, I will discuss the proposed merger with Avanex from a customer and a strategic standpoint before opening the call to Q and A.

                  While this continues to be a challenging market, we're satisfied with our financial performance this quarter. Oplink reported revenues of $9.6 million and a pro forma of net loss for the quarter of $5.8 million, or $.04 per share, which is slightly below consensus estimates for a loss of $.03 per share, but which compares well against the loss of $5.9 million reported last quarter on higher revenue.

                  Our margins improved as we completed the transfer of our manufacturing to China and our cost production measures have now taken full effect. Overall, our operating model has improved dramatically over the past several quarters, and we feel good about the steps that we've taken to make this happen. Very significantly, we held the cash burn to $1.4 million and closed the quarter with $231 million in our cash balance. Bruce will provide more details on the financials in a few minutes.

                  We continued to strengthen customer relationships this quarter. Siemens was our number 1 customer. Agere, Lucent, Cisco, Nortel were all significant. In addition, we saw some strength coming from the Japanese and Chinese markets.

                  All of our customers have responded favorably to the merger with Avanex, as they see the combined company as a vendor that can offer them an even broader array of products and provide even more strategic content. We believe that Oplink's strategic supplier relationship with key customers is better than ever at the close of the first quarter and will continue to improve as we complete the merger and gain market share from our bigger competitors.

                  Also of significance during the third quarter, we introduced our new metro amplifier product line at OSV and we're delighted by the level of customer interest. We are currently working on delivering sample units to several key customers and are optimistic about the opportunity here. We also introduced a strategic partnering program at OSV where Oplink and Avanex in the future will work with smaller technology companies to bring to market new and innovative component and sub system technologies.

                  In summary, we had another solid quarter in a tough market. Visibility for the near term is still difficult. Our reliance on terms business is increasing

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                  each quarter and we have fortunately been successful at
                  winning our share of this business to date. We continue to believe that, in this tough market, industry consolidation will occur, and the strategically successful companies of the future will be those who can survive and strengthen. We are delighted to have the opportunity to take a strong first step with a partner of the quality of Avanex. As a combined company, we are uniquely positioned to build on this platform for the future. Bruce will now discuss the financials for the third quarter. Bruce.

Bruce Horn:       Thanks Fred, and thanks to all of you for joining us today as we report financial results for Oplink's third quarter of fiscal year 2002. As Fred discussed earlier, we reported revenues of 9.6 million in a pro forma net loss for the quarter of 5.8 million, or $.04 per share, which is slightly below consensus estimates for a loss of $.03 per share. This compares to 5.9 million, or $.04 per share, reported last quarter on higher revenue of 10.6 million. Revenue came from a variety of customers totaling approximately 150 again this quarter. Ten percent customers included Siemen, (inaudible) and Agere. Twenty-seven percent of our revenue came from amplifier products, 61% came from multiplexers, and 12% from switching and routing. This compares to 15, 80 and 5% respectively reported in the second quarter.

                  Gross margins for the third quarter were 3.7% as compared to 4.9% in the second quarter. However, this compares fairly, because last quarter we recognized $2 million in revenue from product that had previously been written off and therefore have a 100% margin. Excluding the impact of this transaction, margins in the second quarter would have been a negative 17.2% compared against the 3.7% in the third quarter.

                  On a GAP basis, operating expenses increased to 10.5 million from 8.3 million reported in the second quarter. This increase is the result of 1.4 million of expense associated with the proposed merger with Avanex, an increase in non-cash deferred compensation expense due to fewer credits from cancelled options as compared the prior 2 quarters. On pro forma basis, we reduced total operating expenses to 7.2 million from 7.5 million reported in the second quarter.

                  Our R&D expenses were 3.2 million in the third quarter as compared to 3.6 million reported in the previous quarter, as a result of lower overhead expenses as we abandon excess facilities and better control of our material costs. Our sales and marketing expenses were slightly higher in the third quarter at 2.3 million up from 2.1 million in the second quarter, and our G&A expenses were flat at 1.7 million.

                  Interest and other income for the third quarter was 1.7 million. One million was from interest income, and 700,000 was from the gain on the

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                  sale of excess equipment. The gain on the sale of excess
                  equipment was - has been excluded from our pro forma results. On a GAP basis, the net income for the quarter was 8.4 million
                  - excuse me - net loss for the quarter was 8.4 million, or $.05 per share, as compared to 6.7 million, or $.04 per share, were reported in the previous quarter. The increase loss is primarily the result of the cost associated with the proposed merger with Avanex, and higher non-cash deferred compensation expenses as discussed previously, offset by the gain on the sale of the excess assets.

                  Our pro forma basis net loss for the quarter was 5.8 million, or $.04 per share, as compared to a loss of 5.9, or $.04 per share, in the previous quarter. Pro forma results exclude amortization of deferred compensation and intangibles, the cost associated with the proposed merger with Avanex and the gain on the sale of the excess assets. Our current shares outstanding for calculating pro forma, basic and diluted EPS is 163.7 million.

                  We keep positive cash flow from operations in the quarter as planned. We closed the quarter with 231.3 million in cash and short-term investments, a decrease of 1.4 million over the second quarter. One point two million of this decrease was a result of paying down a line of credit we have in China. In the quarter, we acquired $1 million in new capital assets. However, this was offset by $1.1 million of excess assets sold. Accounts receivable for the third quarter was 6.1 million, a decrease of 3.5 million from the second quarter, reflecting very good collections and positively impacting our cash balance. DSO's were 58 days, a significant improvement from the 82 and 108 in the previous 2 quarters. Inventory balances at the close of the third quarter were 6.9 million, down significantly from the 8.4 million reported in the second quarter, as we continue our worldwide focus on control of this asset. I'll now turn the call back to Fred for further commentary. Fred...

Fred Fromm:       Thank you Bruce. In the past several quarters we've been
                  successful at reducing costs and cash burn and positioning
                  Oplink for survival in this protracted telecom market downturn. However, we knew that cost containment alone should not be the only focus. We also needed to build a larger company with a broader product line and deeper customer relationships. We have believed for some time that there is a significant opportunity in the optical components market for a clear number 2 passive supplier to the OEM. We believe that through our proposed merger with Avanex, we have started to create that competitor. Following the completion of the merger, we will have a company with a broader more vertically integrated product line that can compete very effectively against the top competitors in the state.

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                  Let me talk a little bit about what each of us brings to the table. For those of you more familiar with Oplink, you know that we have a very broad product line, strength in component technology, strategic relationships with many of the key OEM supply customers, lots of cash, great cash management and an unreplicated low cost off shore manufacturing capability. When we combine that with Avanex's strong sub systems expertise, their next generation technologies, products and R and D capabilities, their complementary customer base and plenty of cash as well, you get a company that can compete effectively against any other company large or small in this market. We expect to be in even higher value strategic partner. We will have best in class highly scalable off shore manufacturing capabilities. We will have a strong IP portfolio brought together by 2 companies investment in R and D. We will have well over $400 million of cash and investments, which we expect to use strategically to build out our product portfolio, and since we have some overlapping operational functions we have the opportunity to recognize meaningful cost savings.

                  We have received early termination of the waiting period under the Hart-Scott-Rodino Act and are waiting comments from the SEC on our S-4 filings. Once those comments are received and addressed, proxies will go out to our shareholders. At this point, we believe that the transaction will close by the end of June 2002. With that, I would like to turn the call back to the operator for questions and answers.

Conference
Coordinator:      Thank you sir. Ladies and gentlemen, at this time we'll begin the question and answer session. If you have a question, please press the star followed by the 1 on your push button phone. If you'd like to decline from the pulling process, please press the star followed by the 2. You'll hear a 3 tone prompt acknowledging your selection. Your questions will be pulled in the order they are received. If you are using speaker equipment, you will need to lift the handset before pressing the numbers. One moment please for our first question. Our first question comes from Mr. Joseph Wolf from UBS Warburg. Please go ahead with your question sir.

Joseph Wolf:      Thanks, 2 questions. One is Fred did you find any of your
                  customers holding off any purchase decisions while they talked to you strategically about how much they are approving of the merger but waiting to see what the combined product portfolio offers them and then, for Bruce, I wondered if you could just go into a little bit more detail about what exactly was sold.
                  Was it processing equipment, was it test equipment, what kind of equipment are you unloading?

Fred Fromm:       You're talking about the capital equipment we...


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Joseph Wolf:      Yes.

Fred Fromm:       Okay, he'll come to that in a minute. Let me talk about the customers in this slow market, I can't tell if any customers are holding anything back. I mean - I think they're holding too much back as it is, but I didn't get any specific feedback from any customer that suggested that they wanted to learn more or know more about the merger until they would give us business. Certainly there are questions and we are addressing those questions and these customers want to have assurances that whether they're buying from Oplink or Avanex, that they will be able to continue to buy and continue to business, but in general I believe that they are very much understanding and appreciative of the opportunity it brings them and at least to my knowledge I didn't sense that anyone was holding business because of that.

Bruce Horn:       Yeah, Joe with regards to the capital assets that we're
                  selling. Those were the ones that we had previously written off and it's really quite a variety of assets because we had basically excess assets across the board. The things as laser sourcers or fusion splicers tend to be the currently - the where the greatest volume is coming from.

Joseph Wolf:      Thank you.

Conference
Coordinator:      Thank you. Our next question comes from Mr. Max Schuetz with
                  Credit Suisse First Boston. Please go ahead with your question sir.

Jeff Loff:        Hi, it's actually Jeff Loff here for Max. I wondering if you could comment on what order of linearity looks like through the quarter and also if you could talk about any margin improvement we could expect in the next quarter.

Bruce Horn:       Yeah, the linearity Jeff was - is quite linear in the quarter and I think that's 1 reason our DSO's look fairly well this quarter as well as the collection effort we put in. There's still some room going forward for margin improvement as a stand-alone company. We did complete the transfer to China this quarter. However, we didn't receive all the benefits this quarter, so going forward we could still have some margin improvement.

Jeff Loff:        And then real quick is there any sense of how revenues might break out across the segments next quarter or is that too hard to tell `cause it just varies too much?

Fred Fromm:       It's too hard to tell at this point.


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Jeff Loff:        Right

Fred Fromm:       The current breakdown that Bruce mentioned has been consistent the last couple of quarters, but I continue to view it that at these relatively low levels it's not significantly meaningful what that breakout is. It's more opportunistic based on what might happen from a particular customer.

Jeff Loff:        Right, it makes sense, and then lastly are you able to comment on what you see in terms of overall revenue levels going forward?

Fred Fromm:       We are not commenting on it mainly because of this continued
                  trend towards more and more turns business it's just harder and harder for us to see it at this point.

Jeff Loff:        Okay, thank you.

Conference
Coordinator:      Thank you, our next question comes from Arun Veerppan with
                  Robertson Stephens. Please go ahead with your question ma'am.

Eugene Seki:      Good afternoon, this is actually Eugene Seki for Arun. Had a question in terms of driving down costs. You guys have already transferred most of your manufacturing to China; another lever to further reduce costs is automation. I was wondering - can you provide us with an update with some of your automation initiatives? Thank you.

Fred Fromm:       I think there's really 2 areas where we will continue to drive down costs and they are both actually related to automation.
                  But it's really the value of automation in improving you.
                  Automation in and of itself - once we're in China, as we are now, our labor content depending on the product is somewhere between 5 and 10% of the total cost. So just automation to displace labor does not create significant additional cost savings. But where the cost savings do come from is process improvements, whether it's true automation or partial semi-automation that improves the yield, and that's what were focusing on very much with new processes, new equipment that helps us automate or partially automate the processes and increase those yields.

Eugene Seki:      Yeah, great. Thanks a lot, Fred.

Conference
Coordinator:      Thank you. Ladies and gentlemen, if there are any additional questions please press the star followed by the 1 at this time. As a reminder if you are using speaker equipment, you will need to lift the handset before pressing the numbers. One moment please. Our next question comes

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                  from Mr. Joe Bellace from Jeffries & Company. Please go ahead with your question sir.

Pat McElroy:      Yeah. Hi, this is Pat McElroy for Joe Bellace. Just wondering if you could let us know what your manufacturing footage was and what your capacity of utilization is.

Fred Fromm:       The footage is about 500,000 square feet all in Zhuhai, China.
                  We still have about 60,000 square feet here in San Jose that we use for pilot and sample production. The footage - the space in China is today probably about 40% utilized and the overall capacity there of the - including the labor we have available to us today is probably about 40 to 50% utilized.

Pat McElroy:      Thanks, and can you tell me what your inventory turn ratio was this past quarter?

Fred Fromm:       Bruce, do you have that?

Bruce Horn:       Yeah, Pat it kind of depends on your methods calculation, but we've got it somewhere around 5 1/2.

Pat McElroy:      Five and a half - where do you think that could go to?

Bruce Horn:       What's that?

Pat McElroy:      How - what do you think that could go to next quarter?

Bruce Horn:       Well, somewhat a function of revenue and so I would hope that
                  - we don't understand where our revenue going to go, but that we can maintain that kind of level of turn.

Pat McElroy:      Yeah, thank you.

Conference
Coordinator:      Thank you. Our next question comes from Mr. Kevin Gallagher with CIBC World Markets. Please go ahead with your question sir.

Kevin Gallagher:  Hi, I'm Kevin for Jim Jungjohann.

Fred Fromm:       Hi Kevin.

Kevin Gallagher:  I - quick question on the write down of inventory and you had used some last quarter, and I'm just wondering if you had used any this quarter, and then do you anticipate using any going forward?

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Bruce Horn:       Actually, we did not use any this quarter and our current view is that we would not anticipate using any over the next several quarters.

Kevin Gallagher:  Okay. Okay, great. Thanks.

Conference
Coordinator:      Gentlemen at this time we have no further questions. Please continue with any further statements.

Fred Fromm:       Well, thank you all for attending today and I look forward to talking with you again next quarter.

Conference
Coordinator:      Thank you sir. Ladies and gentlemen this concludes the Oplink
                  Communications Conference Call. If you'd like to listen to a replay of today's conference, please dial in to 1-800-405-2236 or 303-590-3000 with access number of 463749. Once again those phone numbers are 1-800-405-2236 or 303-590-3000 with access number of 463749. Thank you for your (inaudible). You may now disconnect.


Forward-looking statements

Except for the purely historical information contained herein, this transcript of the Oplink quarterly conference call contains forward-looking statements regarding Oplink's business activities, expected benefits of the transfer of Oplink's manufacturing operations to China, the proposed merger with Avanex Corporation, Oplink's cost cutting measures, future financial results and other matters that involve risks and uncertainties. Actual results may differ materially from these forward-looking statements due to a number of factors, including but not limited to, the widespread downturns in the overall economy in the United States and other parts of the world and the telecommunications industry, sudden reductions in customer orders, the difficulties associated with transitioning Oplink's manufacturing operations to China, the challenge to effectively manage Oplink's inventory levels and operating expenses during periods of weakening demand, the amount and timing of synergies that may be achieved in connection with the proposed merger with Avanex Corporation, the strength of the combined company's balance sheet, the degree to which the combined company will alter the competitive landscape in its industry, the impact of reductions in work force and other restructuring on financial results, the impact of reductions in work force on productivity and expected product manufacturing and other plans, Oplink's reliance upon third parties to supply raw materials and equipment, intense competition in Oplink's target markets and potential pricing pressure that may arise from changing supply-demand conditions in the industry, the need to retain and motivate key personnel, risks associated with the protection of Oplink's, and possible infringement of others', intellectual property, and other risks detailed from time to time in Oplink's SEC filings, including its annual report filed on Form 10-K for the fiscal year ended June 30, 2001, Form 10-Q for the quarter ended December 31, 2001 and the Registration Statement on Form S-4 filed by Avanex in connection with the proposed merger on April 9, 2002.

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The foregoing information represents Oplink's outlook only as of the date of the conference call, and Oplink undertakes no obligation to update or revise any forward-looking statements, whether as a result of new developments or otherwise.


Additional information about the merger and where to find it.

Avanex Corporation has filed a registration statement on Form S-4 in connection with the proposed merger with Oplink, and Avanex and Oplink intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Avanex, Oplink and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from Avanex and Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC's web site at www.sec.gov. A free
                                                         -----------
copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex's executive officers and directors in Avanex is set forth in the proxy statement for Avanex's 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink's executive officers and directors in Oplink is set forth in the proxy statement for Oplink's 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex's and Oplink's executive officers and directors in the Merger by reading the Form S-4 as filed by Avanex with the SEC on April 9, 2002 and the joint proxy statement/prospectus when it becomes available.

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